MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

October 24, 2007

Via EDGAR

Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 File No. 0-25927

Dear Mr. Walker:

        We have reviewed the additional comment in your letter dated September 27, 2007, with respect to Macatawa Bank Corporation (“Macatawa” or “the Company”). Please find our response to your comment below. For your convenience, we have your comment immediately preceding our response.

10-K for the Period Ended December 31, 2006

Note 17 – Hedging Activities, F-32

1.	We have reviewed your response to comment two of our letter dated August 10, 2007. Please tell us the following concerning your effectiveness measurement methodology:

•	how your effectiveness measurement methodology assesses whether the hedge is expected to be highly effective;
•	whether your assessment is based upon regression or other statistical analysis of past changes in fair values or cash flows as well as on other relevant information, and if regression, what statistics you test to determine whether hedge effectiveness passes or not; and
•	how your effectiveness measurement methodology is consistent with SFAS 133 DIG E7.

RESPONSE: Our effectiveness measurement methodology includes assessing whether we believe our hedge strategy has been highly effective and whether we expect the hedge strategy will continue to be highly effective throughout the remaining terms of the swaps. Our effectiveness measurement methodology focuses on monitoring whether the critical terms of the hedged assets and the swap arrangements match.

At each measurement date, we determine the existing balance and the expected remaining life of the underlying loans of the hedged asset along with our ability to generate additional balances from loans that have critical terms identical to those of the swaps. We compare this expected balance of the hedged asset to the expected notional balance of the swaps over their remaining contractual lives. As long as the expected balance of the hedged asset exceeds the notional amount of the swaps, the changes in future cash flows from the hedged asset are expected to be equal to, and completely offset, the changes in the future cash flows from the swaps.

Since the inception of each swap arrangement, the principal balance of the hedged asset has exceeded the notional amount of outstanding swaps at each measurement date. At each measurement date, we have also concluded that the balance of the underlying loans is expected to exceed the notional amount of the swaps throughout their remaining contract lives. Accordingly, we have concluded the swaps have been and are expected to continue to be highly effective.

We believe our effectiveness measurement methodology addresses both the prospective considerations and the retrospective evaluations contemplated by SFAS 133 DIG E7. Our retrospective evaluation considers whether the hedge relationship has been highly effective by assessing whether changes in cash flows from the swaps have offset changes in cash flows from the hedged loans which is validated by determining that the critical terms of the loans have continued to match the critical terms of the swaps and that we had sufficient balances of such loans outstanding during the period. Our prospective considerations focus on whether we believe we will continue to have sufficient loans with the appropriate critical terms going forward. We document these assessments quarterly and have concluded that the swaps have been and are expected to continue to be highly effective.

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        In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please do not hesitate to call me at (616) 494-7645.

Very truly yours, MACATAWA BANK CORPORATION /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer